Exhibit 16.1

May 12, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Ladies and Gentlemen:

We were previously principal accountants for Starboard Resources, Inc. and, under the date of April 15, 2015, we reported on the consolidated financial statements of Starboard Resources, Inc. as of December 31, 2014 and for the year then ended. On May 8, 2015, we were dismissed. We have read Starboard Resources, Inc. statements included under Item 4.01 of its Form 8-K dated May 12, 2015, and we agree with such statements, except that we are not in the position to agree or disagree with Starboard Resources, Inc. statement that the change was approved by the audit committee of the board of directors. We are also not in the position to agree or disagree with Starboard Resources, Inc.'s statements in the penultimate paragraph regarding Starboard Resources, Inc.'s consultations with Akin Doherty Klein & Feuge, P.C.

Very truly yours,

/s/ KPMG LLP